

December 6, 2011

<u>Via E-Mail</u>
Colin Dyne
Chief Executive Officer
People's Liberation, Inc.
1212 S. Flower Street, 5th Floor
Los Angeles, CA 90015

  Re: **People's Liberation, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 31, 2011
     File No. 000-16075

Dear Mr. Dyne:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 11 - Note Payable to Related Parties and Asset Purchase Agreement, page 54

1. We reviewed your response to our prior comment 1, noting that you determined the fair value of 50% of the settlement to be $750,000. We also note that such fair value determination was based on management's evaluation of alternative financing arrangements and current market conditions. Considering the outcome of the litigation was "difficult to predict," please tell us specifically how you determined the fair value of 50% of such future settlement in August 2010, including the methods used and related assumptions. In this regard, please tell us how the

$750,000 purchase price relates to both your best estimate of the outcome of this litigation and the range of potential outcomes at that time.

2. Additionally, we note you entered into the Asset Purchase Agreement with ECA, New Media and Mobility because you were unable to negotiate terms for a loan which were more favorable than the terms you entered into with these parties; however, we note you were able to enter into a $750,000 loan with these parties. Please tell us about the facts and circumstances that led to this funding source being structured as a $750,000 loan and a $750,000 asset purchase agreement versus a $1.5 million loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining